Exhibit 99.1

Luokung Receives Notice of Regaining Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, April 13, 2023 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”), today announced that it received a letter (“Compliance Notice”) from the Office of General Counsel of The Nasdaq Stock Market LLC (“Nasdaq”) on April 12, 2023, notifying the Company that it has regained compliance with the bid price concern as required by the Nasdaq Hearings Panel (the “Panel”) decision dated March 3, 2023.

As previously disclosed in the Company’s press releases on PRNewswire on January 7, 2022, July 7, 2022 and January 10, 2023, the Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) (the “Minimum Bid Price Rule”) and 5810(c)(3)(A) on January 3, 2022, and was given until July 5, 2022 to regain compliance. On July 6, 2022, the Company received an additional 180 calendar day extension from Nasdaq’s Listing Qualifications Department to meet Nasdaq’s continuing listing requirements by maintaining a minimum bid price per share of $1.00 for a minimum of 10 consecutive trading days. On January 4, 2023, the Company received a notification letter from Nasdaq stating that the Company has not regained compliance with the Minimum Bid Price Rule, thus the Nasdaq Staff determined that the Company’s securities would be delisted from the Nasdaq Capital Market. The Company timely requested an appeal hearing which stayed delisting pending the decision of a Panel. The Panel gives the Company until April 5, 2023, to demonstrate compliance with Listing Rule 5550(a)(2).

The Panel, through the Compliance Notice, confirmed that the Company, through a 30-1 share combination effective March 22, 2023, had regained compliance with the Nasdaq Minimum Bid Price Rule by maintaining a minimum bid price of $1.00 per share for a period of 13 consecutive trading days. The matter has now been closed.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS for various industries in China. Backed by its proprietary technologies and expertise in multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu
Chief Financial Officer
Tel: +86-10-6506-5217
Email: ir@luokung.com

SOURCE: Luokung Technology Corp.